Exhibit 99.4

 GH Research PLC (NASDAQ: GHRS)  May 2025  Corporate Presentation  1

 This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include, but are not limited to: the preliminary nature of our data related to the open-label extension phase of our GH001-TRD-201 clinical trial, the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s expectations related to the clinical hold on the GH001 IND, including plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold and the timing required to lift such clinical hold; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.   Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.  Disclaimer Regarding Forward-Looking Statements  2

Pipeline

PROGRAMS	INDICATION	PRECLINICAL	PHASE 1	PHASE 2a PHASE 2b	PHASE 3	CURRENT STATUS	MILESTONES
		Stage of Development					
GH001 *Mebufotenin for* ***inhalation*** *administration*	Treatment-Resistant Depression (TRD)					Phase 2b completed Phase 1 PK trial with proprietary device ongoing	Lift FDA clinical hold in the US Phase 1 PK trial completion
GH002 *Mebufotenin for* ***i.v.*** *administration*	Psychiatric Disorder					Phase 1 HV trial completed	Completed
OTHER INDICATIONS							
GH001	Postpartum Depression (PPD)					Phase 2a POC	Completed
	Bipolar II Disorder[a] (BDII)					Phase 2a POC	Completed

Complete | Ongoing

Cash, cash equivalents, other financial assets and marketable securities were $315.3 million as of March 31, 2025

[a]Bipolar II disorder with a current major depressive episode.
Abbreviations: DB = Double-blind; FDA = U.S. Food and Drug Administration; HV = Healthy volunteer; i.v. = intravenous; OLE = Open-label extension; PK = Pharmacokinetics; POC = Proof-of-concept.

2025© GH Research PLC

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 SPRAVATO® has been established as a $1-5Bn drug in interventional psychiatry  4  2024 Worldwide Sales: $1.077B   Estimated annual WAC of $32,400  -4.0  Approved for TRD Monotherapy and in Conjunction with an Oral AD  -4.0 MADRS Points Mean Δ to Control Group  aBaseline mean MADRS = 37  Abbreviations: MADRS = Montgomery–Åsberg Depression Rating Scale; TRD = Treatment-Resistant Depression; LS = Least Square; AD = Antidepressant; WAC = Wholesale Acquisition Cost; INTL = International  Sources: 1) Popova et al., Am J Psychiatry 2019; 2) Institute for Clinical and Economic Review (ICER)   Final Evidence Report, 2019; 3) SPRAVATO® Prescribing Information; 4) Johnson & Johnson Quarterly Earnings Reports, 2022-2024  (TRANSFORM-2 Trial Primary Endpoint, Difference of LS Means)  Quarterly Sales, $M

Phase 2b Trial of GH001 in Patients with TRD: Design (GH001-TRD-201)



GH001 IDR
Double-Blind Part
Open-label Extension (OLE)
n=80
Randomization
1:1
Placebo IDR
Up to 5 GH001 IDRs based on specific re-treatment criteria[1]
Primary Endpoint
ΔMADRS
BL
2h
D2
MADRS assessment
Day 1
Day 2
Day 8
During the OLE, patients attend scheduled assessment visits at Day 15, month 1,2,3,4,5 & 6[2]
Additional clinic visits can be scheduled if required for medical reasons
Month 6

[1]Re-treatment criteria include the severity of depression and the effectiveness, tolerability, and number of previous IDRs. The patient meets one of the following criteria: i. has MADRS >18; or ii. has MADRS >10 and ≤18 and MADRS ≤10 has not been observed at D8 of the prior treatment or at any visit since then; or iii. has MADRS >10 and ≤18 and MADRS >18 has been observed since the most recent observation of MADRS ≤10

[2]Patients also attended assessment visits on Day 2 and Day 8 after each re-treatment

As in previously completed trials, the GH001-TRD-201 trial is conducted under the supervision of a healthcare provider, but without any planned psychotherapeutic interventions before, during, or after dosing.

Sources: 1) NCT05800860. (2024). A Trial of GH001 in Patients With Treatment-Resistant Depression. ClinicalTrials.gov. Accessed August 23, 2024.

Abbreviations: BL = Baseline; D = Day; h = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale; OLE = Open-label extension; TRD = Treatment-resistant depression.

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 Abbreviations: LS = Least Squares; MADRS = Montgomery-Åsberg Depression Rating Scale; SE = Standard error  Primary endpoint: GH001 led to -15.5 mean MADRS reduction from baseline on Day 8 compared with placebo (p<0.00001)  Baseline  2 hours  Day 2  Day 8  LS mean difference -15.5  P<0.00001  LS Mean (±SE) of Change from Baseline in MADRS Total Score

 1 Remission defined as a patient with a MADRS total score ≤10  2 Response defined as a patient with ≥50% reduction from baseline in total MADRS score  Abbreviations: D = Day; MADRS = Montgomery-Åsberg Depression Rating Scale; PBO = Placebo   Secondary endpoints: GH001 Led to 57.5% Remission Rate1 at Day 8 vs 0% in Placebo  ****  ****  ****  ****  ****  ****  ****P<0.0001

77.8% Remission Rate at 6 Months in OLE Completers[1] (n=54)



Double-blind[2]
OLE
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percentage of patients in remission
57.5%
77.8%
Day 8
Month 6[3]

OLE status (January 22, 2025): 9 patients ongoing, 54 completed, 18 early terminations (comparable to other antidepressant trials[4]; n=1 due to AE)

From the patients who completed the OLE:

- **77.8%** (n=42) of patients were in remission[5] at 6 months (81.5% responders)[6]
- Completers (n=54) had a mean MADRS total score of **8.6 at 6 months**
- **63.0%** (n=34) received **1-4 treatments** with GH001
- As of January 22, 2025, **no serious adverse events (SAEs) have been reported** throughout the OLE. *Note: safety analysis has not yet been completed for the OLE*

[1] Patients who completed the 6-month OLE follow-up per protocol (patients who terminated early are excluded)
[2] Includes n=40 patients who received GH001 in double blind part of trial
[3] 6 Months' or 'Month 6' (end of trial) was at approximately 6 months post-study start (mean 168 days from Day 1 of double-blind period)
[4] For example, Spravato ESCAPE-TRD trial = 23.2% discontinued, 4.2% due to AEs; Spravato TRANSFORM-2 trial = 15.5% withdrawn, 7.8% due to AEs (note: no head-to-head comparisons have been made in any clinical trials that have been completed; results have been obtained from different trials with different designs, endpoints and patient populations; results may not be comparable).
[5] Remission defined as a patient with a MADRS total score ≤10
[6] Response defined as a patient with ≥50% reduction from baseline in total MADRS score
Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension: AE = Adverse Event.

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 Remission on Day 8 / Remission at 6 Months  1 Remission defined as a patient with a MADRS total score ≤10  2 6 Months’ or ‘Month 6’ (end of trial) was at approximately 6 months post-study start (mean 168 days from Day 1 of double-blind period)  3 Patients who completed the 6-month OLE follow-up per protocol (patients who terminated early are excluded)  4 First active treatment refers to first treatment with GH001 = initial remitters / initial non-remitters  5 N=53 patients in total; 1 OLE completer not evaluable due to missing data at data cut as of Jan 22nd 2025  Patients who had remission on Day 8 after their first active treatment had a 91.7% remission rate at 6 Months.  (91.7% of the OLE Completers3 who had remission1 at Day 8 after first active treatment4, also had Remission at 6 Months2.)

 1 Treatments 2-5 were administered in the OLE, and all patients were administered GH001  2 Includes patients who received GH001 in the DB period   Abbreviations: BL = Baseline; DB = Double-blind; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension  OLE data as of 22nd Jan 2025 shows GH001 leads to a consistent and rapid reduction in MADRS after each GH001 treatment, as in the DB part  MADRS Total Score Change from Baseline/Pre-dose to Day 8 Across Treatments1 in DB and OLE  Associated study visit  2  MADRS Change from Baseline  MADRS Total Score Change from Baseline/Pre-dose to Day 8 Across Treatments

Overall Summary of Safety Double-Blind Part

- GH001 was well tolerated, and no serious adverse events (SAEs) were reported.
- All TEAEs were mild or moderate with no severe adverse events.
- The most common TEAEs in patients treated with GH001 were nausea, salivary hypersecretion, paresthesia, headache, and dysgeusia.
- No TEAEs of flashbacks were reported.
- No TEAEs related to vital signs or ECG, or clinically significant changes in blood pressure and heart rate.
- No evidence of treatment-emergent suicidal ideation or behaviour, or treatment-emergent BPRS+ symptoms.
- No dissociative state symptoms or sedation at discharge, 97.4% of patients discharge ready within 1-hour of the last dose.

Safety analysis has not yet been completed for the OLE as it is ongoing, but as of January 22, 2025, no serious adverse events have been reported throughout the OLE.

Abbreviations: AE = Adverse event; BPRS+ = Brief Psychiatric Rating Scale positive symptoms; DB = Double-blind; ECG = Electrocardiogram; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event.

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MADRS Total Score Change from Baseline: GH001 and Spravato at D2 and Primary Endpoint (difference from comparator arm)


GH001 vs Placebo
Day 2
Primary Endpoint
Day 8
Reduction in MADRS from BL, difference of LS means vs comparator arm
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-16.0
-18.0
-17.1
-15.5


Spravato + AD vs Placebo + AD from TRANSFORM-2[1]
Spravato monotherapy (84mg) vs Placebo from TRD4005[2]
Key Secondary Endpoint
Day 2
Primary Endpoint
Day 28
Reduction in MADRS from BL, difference of LS means vs comparator arm
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-16.0
-18.0
Spravato +AD
Not reported
Spravato Mono
-3.4
Spravato +AD
-4.0
Spravato Mono
-6.8

Note: To-date, no head-to-head comparisons of any other products to any of our product candidates in any clinical trial have been completed; results have been obtained from different trials with different designs, endpoints and patient populations; results may not be comparable.

Sources: [1]Spravato + AD data from TRANSFORM-2, Popova et al., 2019; [2]Spravato monotherapy data for 84mg dose from TRD4005 trial, presented at ECNP 2024;
Spravato 56mg MADRS total score change from baseline difference of LS means from PBO was -5.1 at Day 28 and -3.8 at Day 2

Abbreviations: AD = Antidepressant; BL = Baseline; D = Day; MADRS = Montgomery-Åsberg Depression Rating Scale; Mono = Monotherapy; LS = Least Squares; vs = Versus

 Secondary Endpoints: Remission1 GH001 Day 2 and Day 8 and Spravato Monotherapy (84mg) Day 2, Day 8 and Day 28  Note: To-date, no head-to-head comparisons of any other products to any of our product candidates in any clinical trial have been completed; results have been obtained from different trials with different designs, endpoints and patient populations; results may not be comparable.  1Remission defined as MADRS total score ≤10 for both GH001 and Spravato  2Source: Spravato monotherapy data for 84mg dose from TRD4005 trial, data presented at ECNP 2024;  Spravato 56mg participants in the TRD4005 trial achieved remission rates of 13.1% at Day 2, 7.1% at Day 8 and 14.6% at Day 28 (MADRS ≤10)  Abbreviations: D = Day; MADRS = Montgomery-Åsberg Depression Rating Scale  Remission Rates with GH001  Remission Rates with Spravato monotherapy (84mg) from TRD40052

83% fewer treatment visits with GH001 than with Spravato


GH001
Based on Phase 2b OLE data as of January 22, 2025
4 visits[1]
77.8% remission at 6 months[2]
SPRAVATO®
Based on ICER estimate
23 visits[3]
0
5
10
15
20
25
Treatment visits in 6 months

Note: To-date, no head-to-head comparisons of any other products to any of our product candidates in any clinical trial have been completed; results have been obtained from different trials with different designs, endpoints and patient populations; results may not be comparable

[1] 4 GH001 visits deduced from mean total number of treatments received by OLE completers over the 6-month time period of the TRD-201 trial (data as of January 22, 2025)

[2] '6 Months' (end of trial) was at approximately 6 months post-study start (mean 168 days from Day 1 of Double-Blind period)

[3] SPRAVATO®: Assumes 23 treatment visits, as per standard initiation protocol of 8 & 4 sessions in months 1 & 2, respectively, and ICER assumed maintenance treatment frequency of 2.86 treatments per month for months 3-6 (1,2,3). Remission defined as MADRS ≤10; Spravato 32-Week remission rates from ESCAPE-TRD trial were 49.1% remission at 32 weeks (55.0% with LOCF method) (4).

Abbreviations: ICER = Institute for Clinical and Economic Review; LOCF = Last Observation Carried Forward.

Sources: 1) Johnson & Johnson Spravato Access, Coding and Reimbursement Guide; 2) ICER Spravato Final Evidence Report; 3) Janssenscience.com, Dosage and Administration of Spravato, Duration of Therapy; 4) Reif et al., N Engl J Med 2023

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Three-Layer Protection Strategy

LAYER 1: REGULATORY EXCLUSIVITY

FDA:	5 years	(+2.5 years paragraph IV stay)
EMA:	10 years	(+1 year for new indication)

LAYER 2: PATENTS

Granted patents and patent applications relating to mebufotenin, including:

- Novel uses in various disorders (including inhaled, nasal, buccal, sublingual, i.v., i.m., s.c. routes)
- Novel aerosol compositions of matter
- Novel manufacturing methods and novel salt forms
- Novel device-related aspects

LAYER 3: TECHNICAL

Complex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability

Abbreviations: FDA = U.S. Food and Drug Administration; EMA = European Medicines Agency; i.v. = intravenous; i.m. = intramuscular; s.c. = subcutaneous

2025© GH Research PLC

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Board of Directors & Executive Management  16  Florian Schönharting  Michael Forer  MSc Chairman of the Board, Co-founder  BA, LLB Vice-Chairman of the Board  Dermot Hanley  Duncan Moore  BSc, MBA Board Member  MPhil, PhD Board Member  Julie Ryan  FCA, MAcc, BComm VP, Finance  Magnus Halle  BSc Managing Director, Ireland, Co-founder  Aaron Cameron   MSc, MBA Chief Operating Officer  Velichka (Villy) Valcheva  MD, MSc Chief Executive Officer